.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Earthy Inc

Legal status of issuer

Form
INC

Jurisdiction of Incorporation/Organization
Wyoming

Date of organization
25 May 2023

Physical address of issuer
6039 Collins Ave. Apt 311, Miami Beach, FL, 33140

Website of issuer
www.Earthy.tech

Name of intermediary through which the Offering will be conducted
ChainRaise

CIK number of intermediary
0001870874

SEC file number of intermediary
007-00314

CRD number, if applicable, of intermediary
316068

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

None

Name of qualified third party "Escrow Agent" which the Offering will utilize
Bank Vista

Type of security offered
Units of SAFE-T Instrument

Target number of Securities to be offered
10,000

Price (or method for determining price)
 $ 5.00

Target offering amount (minimum)
$ 50,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: on a Pro-rata basis

Maximum offering amount (if different from target offering amount)
 $5,000,000

2

Deadline to reach the target offering amount
July 10 , 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
11

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$1.596.00	$0.00
Cash & Cash Equivalents	$1,596.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$ 0.00	$0.00
Cost of Goods Sold	$21,034	$0.00
Taxes Paid	$0.00	$0.00
Net Income / (Loss)	$(21,004)	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 12, 2024

FORM C

Up to $5,000,000

Earthy Inc



Units of SAFE-T Instrument
(Simple Agreement for Future Equity and Tokens)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Earthy Inc, a Wyoming Incorporated Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE-T Instrument (Simple Agreement for Future Equity and Tokens) of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000 and up to $5,000,000 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $1,000 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through ChainRaise (the "Intermediary"). The Intermediary will be entitled to receive 5% of the amount related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$1,000	$50	$950
Aggregate Minimum Offering Amount	$50,000	$2,500	$47,500
Aggregate Maximum Offering Amount	$5,000,000	$250,000	$4,750,000

(1) This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.Earthy.tech no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is July 12, 2024.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U   .S.C. 78m or 78o(d));
3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5)   Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

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NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

BANK VISTA, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

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Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY   11
The Business   11
The Offering   12
RISK FACTORS   13
Risks Related to the Company's Business and Industry   13
Risks Related to the Securities   18
BUSINESS   22
Description of the Business   22
Business Plan   22
History of the Business   39
The Company's Products and/or Services   39
Competition   40
Supply Chain and Customer Base   40
Intellectual Property   41
Governmental/Regulatory Approval and Compliance   41
Litigation   41
Managing Entity   41
Other   41
USE OF PROCEEDS   42
DIRECTORS, OFFICERS AND EMPLOYEES   43
Directors or Managers   43
Employees   45
CAPITALIZATION AND OWNERSHIP   46
Capitalization   46
Ownership   46
FINANCIAL INFORMATION   46
Operations   46
Liquidity and Capital Resources   47
Capital Expenditures and Other Obligations   47
Material Changes and Other Information   47
Trends and Uncertainties   47
THE OFFERING AND THE SECURITIES   48
The Offering   48
The Securities   49
TAX MATTERS   52
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST   52
Related Person Transactions   52
Conflicts of Interest   53
OTHER INFORMATION   53
Bad Actor Disclosure   53
EXHIBITS   56
EXHIBIT A   57
EXHIBIT B   68
EXHIBIT C   80

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.Earthy.tech

The Company must continue to comply with the ongoing reporting requirements until:
1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5)   the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Earthy Inc (the "Company") is a Wyoming Incorporation, formed on May 25, 2023.

The Company is located at: 6039 Collins Ave apt 311.

The Company's website is www.Earthy.tech

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Earthy is a social media platform and layer one blockchain network which is created for the ultimate goal of solving environmental and humanitarian crises around the world. It aims to do so by providing financial, technological, and community building support which makes it seamless to execute successful environmental and humanitarian projects, not just by legally established organizations, but regular people looking to take action and make a difference in their local communities using these tools.

Now people can start their own charitable projects, without having the need of their donors to trust that they will use the funds appropriately as all funds which are raised for projects are accounted for and spent in an end to end marketplace of goods and services, which ensure that every dollar can be accounted for.

The Offering

Minimum amount of SAFE-T Instrument (Simple Agreement for Future Equity and Tokens) being offered	US$50,000
Total amount of SAFE-T Instrument (Simple Agreement for Future Equity and Tokens) outstanding after Offering (if minimum amount reached)	US$50,000
Maximum amount of SAFE-T Instrument (Simple Agreement for Future Equity and Tokens)	US$5,000,000
Total amount of SAFE-T Instrument (Simple Agreement for Future Equity and Tokens) outstanding after Offering (if maximum amount reached)	US$ 5,000,000.00
Purchase price per Security	$ 5.00
Minimum investment amount per investor	$ 1000
Offering deadline	July 10 , 2025
Use of proceeds	See the description of the use of proceeds on a page below hereof.
Voting Rights	See the description of the voting rights on a page below hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Samuel Singer who is CEO of the Company. The Company has or intends to enter into employment agreements with Samuel Singer although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Samuel Singer or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on its Officers in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of team members die or become disabled, the Company will not receive any compensation to assist with such a person's absence. The loss of such a person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

Changes in government regulation could adversely impact our business.

The media/internet/entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our product/services are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our product or service are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute content that meets the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also may obtain a significant portion of our content from third parties, and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues.

Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Units of SAFE-T will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE-T may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE-T. Because the Units of SAFE-T have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE-T have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Units of SAFE-T may also adversely affect the price that you might be able to obtain for the Units of SAFE-T in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities into Preferred Stock.
Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into Preferred Stock . Upon such conversion, Preferred Stock will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the Preferred Stockholders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. Thus, Investors will never be able to freely vote upon any director or other matters of the Company.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 76.5% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the Securities will be subject to dilution.
Owners of Securities do not have pre-emptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances

(including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks

Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

No Inspection or Information Rights.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Investors will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have

numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Earthy is a social media platform and layer one blockchain network which is working together for the ultimate goal of solving environmental and humanitarian crises around the world. It aims to do so by providing financial,technological, and community support which makes it seamless to execute successful environmental and humanitarian projects not just by legal established organizations, but regular people looking to take action and make a difference in their local communities using these tools.

Business Plan (Detailed)
Earthy is a pioneering platform leveraging blockchain and AI technology to address global environmental and humanitarian issues. Our aim is to transform the global philanthropic industry by placing powerful economic and technological tools in the hands of regular people across the globe, making it simple and intuitive to take action and solve issues in their local communities, effectively and transparently. While also supporting non profits and impact organizations with more effective financing and project orchestration tools. Distinguishing itself in the market, Earthy introduces a unique funding and equity structure via a SAFE-T (Tokens And Equity) agreement, enabling investors to converge the forward-thinking aspects of blockchain with the pragmatic necessities of tools for mass adoption. Earthy's tools empower not only established projects, organizations and governments to issue aid for communities and demographics in need, but also sovereign individuals. Through Earthy, people around the world are fully empowered to create profound, transparent, and rewarding change in both their local communities and across the globe, utilizing Earthy to ensure each project's success and integrity.

Introduction

- **Industry Background:** Despite significant technological advancements, the world continues to face persistent environmental and humanitarian challenges. These challenges are exacerbated by inefficiencies and a lack of transparency in current solutions.

- **Problem Statement:** Current approaches to addressing these challenges are often centralized and fail to actively engage the global community. This limits the impact and scalability of philanthropic efforts.

- **Value Proposition:** Earthy emerges as a transformative force in the philanthropic landscape, redefining charity to ensure that donations truly make a tangible difference. Earthy's commitment extends beyond technological innovation; it's about fostering transparency, efficiency, and most importantly, impactful outcomes.

- **Mission to Bridge the Gap:** Earthy's mission is to bridge the gap between potential solutions and reality by facilitating and cultivating the development of impactful projects worldwide. We believe in empowering individuals globally to launch and manage charitable projects effectively and transparently. Through tools to orchestrate necessary funding, traction, and awareness, Earthy aims to create a world where individual philanthropic endeavors thrive and make a significant difference.

The Economic Impact of the Global Non-Profit Sector

GLOBAL CHALLENGES AND URGENCY FOR ACTION

The non-profit sector is a critical player in addressing global issues. Despite its economic significance, numerous challenges remain unresolved. This section explores the economic impact of the global non-profit sector and highlights persistent global issues that necessitate urgent action.

THE ECONOMIC IMPACT OF THE GLOBAL NON-PROFIT SECTOR

The global non-profit sector plays a vital role in the global economy and in addressing pressing societal needs.

Key Statistics:

- Economic Value: The non-profit sector's estimated economic value is $2.2 trillion, comparable to the ninth-largest economy in the world.
- Non-Profit Organizations: There are over ten million non-profit organizations worldwide, including 1.5 million in the U.S. alone.
- Global Participation: More than a billion people globally participate in the non-profit sector.

The sector's economic footprint underscores its potential to drive significant social change. The reason many of these issues remain unsolved is not due to a lack of funding but because the effectiveness of these organizations is hampered by a combination of operational and financial inefficiencies, both of which Earthy is addressing directly.

PERSISTENT GLOBAL ISSUES

Despite considerable resources and efforts directed at solving global challenges, many critical issues remain unresolved.

Key Challenges:

- Food Insecurity: Over 820 million people suffer from food insecurity worldwide, with at least 6,200 children dying daily due to malnutrition-related causes.
- Air Pollution: Air pollution is responsible for approximately 8.43 million premature deaths annually.
- Disasters: In 2023, disasters affected millions globally, with disaster-related giving reaching $32 billion.
- Accountability and Transparency: Only 4.5% of corporate philanthropy offers a searchable grant database, highlighting the need for increased accountability and awareness of how funds are utilized. The lack of reliable data and clear reporting standards often leads to donor mistrust and inefficient allocation of resources.

- Impact Management: Achieving large-scale impact is challenging due to the lack of comprehensive systems to manage the complexities of the philanthropic industry and impact projects. Current platforms are unable to efficiently coordinate efforts, track progress, and measure outcomes.
- Community Engagement: Engaging the global community effectively remains a challenge, as existing platforms do not leverage social and community functionalities to foster collaboration and sustained involvement.

THE NEED FOR A UNIFIED WEB3 PLATFORM

The philanthropic sector faces significant challenges due to the lack of financing, accountability, and the inability to effectively solve complex real-world problems through traditional Web2 or other social platforms. Effective philanthropy requires capabilities such as complex task and people management, event coordination, handling international financial transactions, and ensuring the utmost accountability and efficiency for projects.

The traditional systems often fall short in several critical areas:

- Complex Task Management: Current platforms struggle with managing multi-faceted projects that require coordination across various stakeholders, timelines, and deliverables. A unified Web3 platform will provide a more structured and automated approach to task management, ensuring that all activities are tracked, monitored, and executed efficiently.

- Event Coordination: Organizing and managing events, whether fundraising campaigns, community engagement activities, or project milestones, demands a robust system that can handle multiple facets like scheduling, ticketing, resource allocation, participant engagement, and real-time updates. A unified web3 platform streamlines these processes, offering better tools for both virtual and in person coordination and execution.

- International Financial Transactions: Handling donations and funding across borders involves complex financial regulations and procedures. Traditional systems often face delays and high transaction fees, which can deter donors and impact project funding. A unified web3 platform would use blockchain technology to facilitate faster, more cost-effective and innovative methods of funding important projects internationally, ensuring that funds are transferred securely and transparently.

- Transparency and Accountability: One of the biggest challenges in the philanthropic sector is ensuring that funds are used as intended and that donors can see the impact of their contributions. An AI and blockchain-enabled funding system that is fully automated and scalable globally, would address this issue by ensuring that charitable funds are deployed effectively. Such a system would revolutionize the industry, providing immense benefits to both people and the planet.

By integrating these capabilities into a single, unified platform, Earthy can overcome these challenges and significantly enhance the efficiency and impact of philanthropic efforts. This approach not only addresses the current limitations of Web2 and social media platforms but also introduces new possibilities for collaboration, innovation, and growth within the philanthropic sector.

EARTHY'S SOLUTION

Earthy was designed to address these gaps. It consolidates the fragmented philanthropic industry by integrating a Layer-1 blockchain with various applications, components, projects, developers, users, nonprofits, and financial systems, as well as the Earthy App and the Earthy Wallet. This platform and ecosystem bring unification, trust, transparency, consolidation, and new possibilities to the philanthropic industry, enabling a world where critical issues in communities around the world are solved quickly and effectively.

Key Components and Features:

This section outlines the core functionalities and advantages of the Earthy platform, highlighting how each feature contributes to a better world:

Layer-1 Blockchain Integration:

Earthy's Layer-1 blockchain ensures secure, transparent, and immutable transactions. This foundational technology underpins and stores all financial operations within the system, providing a robust and scalable framework for storing financial data, project data, and integrating real world data on chain to provide data and utility to developers building applications on the network.

- Matches Accountability and Transparency Challenge: Bridges the impact of web3 technology to affect the real world, through innovatively funding projects which help communities and places in need.

Comprehensive Applications and Tools:

Earthy offers a suite of applications and tools designed to streamline project management, financial tracking, and community engagement. These tools empower users and organizations to efficiently launch, manage, and scale their initiatives.

- Matches Impact Management Challenge: Provides comprehensive systems to manage complex tasks and track project progress.

AI enabled tools for projects:

AI algorithms play a crucial role in optimizing resource allocation, enhancing project effectiveness, and fostering stronger donor engagement within the Earthy ecosystem. By providing data-driven insights, these tools ensure that resources are directed to projects with the highest impact.

Applications of AI within the Earthy Ecosystem:

- User Engagement and Donations: AI analyzes user behavior to recommend relevant content, increasing engagement and donation rates by highlighting projects that resonate with individual interests.
- Campaign Optimization: AI identifies the ideal audience for platform ads based on specific campaign objectives, ensuring efficient resource utilization and maximizing campaign impact.
- Personalized Communication: AI personalizes updates and information for donors, strengthening their connection to projects and encouraging long-term support.
- Optimized resource allocation using AI: These AI tools improve decision-making, ensure efficient resource allocation, and enhance user engagement and satisfaction, amplifying the overall impact of the Earthy ecosystem.

Layer-1 Blockchain Integration:

Earthy's Layer-1 blockchain ensures secure, transparent, and immutable transactions. This foundational technology underpins and stores all financial operations within the system, providing a robust and scalable framework for storing financial data, project data, and integrating real world data on chain to provide data and utility to developers building applications on the network.

- Matches Accountability and Transparency Challenge: Bridges the impact of web3 technology to affect the real world, through innovatively funding projects which help communities and places in need.

Comprehensive Applications and Tools:

Earthy offers a suite of applications and tools designed to streamline project management, financial tracking, and community engagement. These tools empower users and organizations to efficiently launch, manage, and scale their initiatives.

- Matches Impact Management Challenge: Provides comprehensive systems to manage complex tasks and track project progress.

AI enabled tools for projects:

AI algorithms play a crucial role in optimizing resource allocation, enhancing project effectiveness, and fostering stronger donor engagement within the Earthy ecosystem. By providing data-driven insights, these tools ensure that resources are directed to projects with the highest impact.

Applications of AI within the Earthy Ecosystem:

- User Engagement and Donations: AI analyzes user behavior to recommend relevant content, increasing engagement and donation rates by highlighting projects that resonate with individual interests.

- Campaign Optimization: AI identifies the ideal audience for platform ads based on specific campaign objectives, ensuring efficient resource utilization and maximizing campaign impact.

- Personalized Communication: AI personalizes updates and information for donors, strengthening their connection to projects and encouraging long-term support.

- Optimized resource allocation using AI: These AI tools improve decision making, ensuring efficient resource allocation, and enhancing user engagement and satisfaction, amplifying the overall impact of the Earthy ecosystem.

Integration with Fiat Financial Systems:

By integrating with widely used fiat financial systems, Earthy simplifies participation for everyone, regardless of their familiarity with Web3 technology. The fiat integration facilitates seamless financial transactions, making Earthy accessible to people worldwide. This approach promotes adoption and maximizes impact by ensuring Earthy's technology is user-friendly and encouraging widespread participation.

- Matches complexities in international financial transactions: Ensures Earthy's system can be mass adopted globally.

Comprehensive Registry:

The Earthy Philanthropic Registry features a verified directory of philanthropic organizations and impact projects. This curated registry fosters trust and awareness by ensuring the ethical integrity of listed initiatives worldwide. Users can confidently discover, donate to, and stake Earthy tokens with these organizations and projects, knowing they meet rigorous ethical standards.

- Matches Accountability and Transparency Challenge: Ensures that all listed organizations and projects are verified and trustworthy.

System for Funding Impact Projects and Organizational Development:

Earthy provides a comprehensive suite of financial tools for apps built on Earthy, impact projects, and individuals creating change. Funds raised for causes are linked to an Earthy card, allowing for the seamless purchase of goods and tracking of purchases made. Additionally, the Earthy application includes a services marketplace, enabling all services and tasks associated with the project to be tracked end-to-end. This, combined with our AI algorithm that automatically analyzes project information, ensures that funds are used effectively and transparently.

- Matches Impact Management and Accountability Challenges: Ensures continuous funding and proper use of resources.

Social and Community Engagement:

The Earthy App includes robust social and community features, enabling users to share ideas, celebrate successes, and collaborate on impactful initiatives. This fosters a connected and supportive community, driving collaboration, innovation, and sustained engagement.

- Matches Community Engagement Challenge: Creates a vibrant community for collaboration and support.

ECOSYSTEM DESCRIPTION

The Earthy ecosystem is a comprehensive and integrated network designed to amplify and democratize the philanthropic landscape. It leverages advanced technologies, strategic partnerships, and a robust token economy to create a transparent, efficient, and impactful platform for global philanthropy. This ecosystem consolidates various components into a cohesive whole, enabling efficient resource utilization, financial tracking, and enhanced community engagement.

Key Components of the Earthy Ecosystem:

Technological Foundation: The backbone of the Earthy ecosystem is its Layer-1 blockchain, built using Substrate. This blockchain provides scalability, security, and competitive performance, ensuring reliable and efficient management of transactions and data. The decentralized nature of the blockchain enhances transparency and trust, critical for maintaining the integrity of philanthropic activities.

Strategic Fundraising and Project Onboarding: Earthy employs a focused approach to secure necessary funds and onboard impactful projects onto the Earthy ecosystem efficiently. By leveraging a combination of token sales, grants, donations and community-driven funding mechanisms, Earthy ensures that projects receive the support they need to succeed. The onboarding process includes thorough vetting and approval to guarantee that only the most promising and impactful initiatives are integrated into the ecosystem.

Social and Community Engagement: The Earthy App integrates robust social and community features, enabling users to engage with various projects and organizations. The app supports real-time updates, discussion forums, and social media integration to amplify the reach of projects and foster a connected and supportive community.

Earthy Philanthropic Registry: This verified directory of philanthropic organizations and impact projects which have been accepted into the Earthy ecosystem, ensures the ethical and financial integrity of accepted organizations, while also providing developers with a source of data to build impactful applications on the Earthy blockchain network. Users can discover, donate to, and stake Earthy tokens to these organizations generating rewards for all those who participate in the Earthy ecosystem.

The Earthy Foundation: A dedicated 501(c)(3) organization that utilizes the Earthy ecosystem to maximize the impact of donated funds. The Foundation supports developers, nonprofits, and impact projects, while donating 100% of all funds brought into the foundation to deserving, impactful initiatives, with no donor funds lost on organizational costs or salaries, the Earthy foundation will be the most effective way to maximize impact of donor dollars in the world. This process will indirectly benefit the Earthy for-profit corporation as well, by increasing the users and projects which are present on the platform.

Financial Integration: Seamless integration with fiat financial systems ensures intuitive execution of financial transactions. This integration supports various payment methods, including fiat and cryptocurrencies, making the Earthy app a tool for mass adoption, with the web3 features being strictly supplementary to the overall utility.

Sustainable Growth and Value Capture: Earthy's economic model, underpinned by the Earthy utility token, supports sustainable growth and maximizes social impact. The token economy incentivizes user participation and ensures that resources are allocated to impactful projects, fostering a thriving and self-sustaining ecosystem.

By consolidating these components into a cohesive network, Earthy aims to revolutionize the way philanthropy is conducted. This integrated approach ensures that resources are utilized effectively, projects are managed efficiently, and donors can trust that their contributions are making a real difference.

Technology and Innovation

The "Technology and Innovation" section delves into the core technological components and innovative approaches that underpin Earthy's mission to revolutionize philanthropy. This section outlines how Earthy's blockchain infrastructure, coupled with innovative AI and decentralized technologies, forms a robust foundation for impactful and transparent philanthropic activities. It also highlights the seamless integration of various applications and tools designed to enhance operational efficiency, transparency, and accountability within the philanthropic sector.

Tokenomics

Earthy's token ecosystem is meticulously designed to support seamless transactions, reward community contributions, and establish a resilient governance framework. Through the innovative Proof of Impact (PoI) consensus mechanism, Earthy ensures network security and equitable reward distribution, fostering long-term sustainability and growth.

Economic Model Including Incentives, Rewards, and Token Circulation

The PoI consensus mechanism anchors Earthy's economic model. This evolved Proof of Stake (PoS) variant incorporates a dynamic nominator-validator structure. Validators validate blocks and maintain the network, rewarded with Earthy tokens for their technical acumen and infrastructure. Nominators stake Earthy to elect validators and share in the rewards, balancing their risk. A calibrated inflation model with a soft cap supports a stable yet growing supply, key to Earthy's scalability.

Allocation and Emissions: Earthy's token allocation and emission strategy is methodically planned to ensure long-term sustainability and support for various stakeholders within the network. With a total supply capped at 1,000,000,000 Earthy tokens, the distribution extends over a 60-month period to align with Earthy's growth and development goals.

Allocation:

- **Investors (10%):** Allocated to early backers, recognizing their pivotal role and trust in Earthy's vision.
- **Team & Advisors (10%):** Reserved for individuals driving Earthy's technological and strategic direction.
- **Treasury (15%):** Serving as a buffer and resource pool for unforeseen necessities and ongoing operations.
- **Reserve (5%):** A safeguard to ensure liquidity and address market fluctuations proactively.
- **Community Incentives (40%):** Aimed at fostering user participation, rewarding contributions, and engaging the broader Earthy community.
- **Grants (20%):** Dedicated to funding initiatives and projects aligning with Earthy's mission, encouraging innovation and public good development.



2. EMISSIONS

Earthy's emission strategy focuses on creating a balanced inflow of tokens into the market, utilizing a controlled inflationary mechanism to incentivize network participation without devaluing the token. The emission schedule supports network security, rewards participation, and facilitates the ecosystem's expansion.

- **Inflationary Policy:** A controlled inflationary mechanism is utilized to incentivize network participation without devaluing the token.
- **Emission Schedule:** Emissions are carefully scheduled to support network security, reward participation, and facilitate the ecosystem's expansion.
- **Rewards for Earthy Stakeholders:** Based on participation in user-directed donations, people who stake the token benefit from base and adjustable rewards, encouraging early adoption and securing the network's initial stages.

Emissions

A meticulous emission schedule governs the release of tokens, with an eye on incentivizing network security and participation without fostering inflationary pressures. The system is designed to be a soft cap on inflation because rewards are only minted when claimed, allowing for the possibility that not all allocated rewards are disbursed if they remain unclaimed

Sustainability and Value Capture

Earthy's longevity is rooted in an economic framework that internalizes value via transaction fees, creating a self-sustaining loop that directly finances public goods and reduces external dependency. User-directed donations empower developers, fostering an interdependent ecosystem thriving on collaborative success.

Token Sale and Allocation

With the goal of securing $5.5 million in early funding, Earthy envisions an infrastructure supporting and propelling community-led ventures, laying the groundwork for expansive growth and sustainable platform evolution.

INCENTIVES FOR DEVELOPERS AND STAKERS

A system of user-directed donations incentivizes developers, moving away from traditional funding dependencies. Stakers benefit from the network's growth through potentially appreciating token values and attractive return rates.

IDENTITY AND REPUTATION LAYER

Earthy's identity layer safeguards against fraudulent exploits, ensuring that rewards and governance remain in the hands of verified users. This maintains trust and integrity within the ecosystem. Earthy redistributes network-generated financial value back into public goods, fostering broad-based community involvement and enhancing the spectrum of supported projects.

DEVELOPMENT PHASES

The roadmap outlines key phases from inception to future enhancements, emphasizing regulatory milestones and market expansion.

1. **Audit and Release Blockchain Network**

   ○ Conduct thorough audits.
   ○ Release the Earthy blockchain network.
   ○ Timeline: Q4 2024

2. **Beta Test and Release Earthy App**

   ○ Launch beta version for testing.
   ○ Public release of the app.
   ○ Timeline: Q4 2024

3. **Build Community and Awareness**

   ○ Engage with users, developers, and partners.
   ○ Focus on regulatory compliance.
   ○ Timeline: Q4 2024

4. **Onboard Projects and Environmental Data**

   ○ Onboard environmental and humanitarian projects.
   ○ Integrate extensive environmental data.
   ○ Timeline: Q4 2024

5. **Partner with Festivals, Conferences, and Events**

   ○ Establish global partnerships.
   ○ Expand Earthy's market presence.
   ○ Timeline: Q1 2025

Achievements to date and future objectives.

Milestone	Description	Status
Blockchain Network Audit and Release	Completed initial audits and released the network.	Completed
Earthy App Beta Testing and Public Release	Launched beta testing and addressed feedback.	In Progress
Community Building and Awareness	Established a growing community.	Ongoing
Project Onboarding and Data Integration	Successfully onboarded projects and integrated data.	Ongoing
Global Partnerships	Formed strategic partnerships worldwide.	Planned

Resource Allocation:

Earthy's resource allocation strategy invests in technology, community management, and market expansion:

Allocation Category	Percentage	Description
Technology Development	33%	Funding for software licenses, cloud hosting, security, and tech expenses.
Marketing & Community Building	42%	Covers online marketing, public relations, community events, and content management.
Operations	10%	Supports day-to-day operational needs and logistics.
Contingency Fund	5%	Set aside for unforeseen expenses and emergencies.
Liquidity	5%	Ensures sufficient liquidity for operational needs and growth.
Legal & Compliance	3%	Ensures adherence to legal standards and risk management.
Hardware & Utilities	2%	Supports infrastructure needs.

Earthy's development roadmap is a strategic blueprint that guides our journey towards impactful global change. By focusing on key development phases, achieving significant milestones, and allocating resources effectively, Earthy is well-positioned to fulfill its mission of revolutionizing the philanthropic landscape. This roadmap ensures that we remain on track to achieve our goals, fostering a transparent, efficient, and impactful ecosystem for global philanthropy

Strategic Partnerships:

Earthy's strategic partnerships are essential for enhancing the platform's functionality, regulatory compliance, and market reach. By collaborating with key partners, Earthy gains significant advantages in terms of brand exposure, operational efficiency, and community impact.

Partner Contributions:

Earthy's ecosystem thrives on the contributions of various partners, each bringing unique strengths and resources. These partnerships are intricately woven into Earthy's blockchain and app, ensuring seamless integration and enhancing overall functionality. The table below highlights the key partners and their contributions

Partner	Contribution
Key Partners	Enhancing Earthy's functionality and regulatory compliance.
Technology Partners	Providing technological support and innovation.
Financial Partners	Ensuring smooth financial operations and integrations.
Community Partners	Expanding market reach and fostering community engagement.
Layer 2 Blockchains	Integrating token economies to enhance scalability and functionality.
Developer Partners	Collaborating on technological development and app integrations.
Alliances	Forming strategic alliances to broaden impact and leverage collective expertise.

Detailed Integration and Benefits:

- **Key Partners:** These partners play a crucial role in enhancing Earthy's regulatory compliance and overall functionality. By integrating compliance checks and auditing capabilities within the blockchain and app, Earthy ensures that all activities are transparent and adhere to legal standards. This integration helps build trust among users and regulatory bodies, facilitating smoother operations and broader acceptance.
- **Technology Partners:** By providing technological support and innovation, these partners help in developing advanced features and maintaining the robustness of the Earthy platform. This includes upgrading blockchain protocols, enhancing the app's user interface, and ensuring that the latest technological advancements are incorporated. The ecosystem benefits from innovative solutions that improve efficiency, security, and user experience.
- **Financial Partners:** These partners ensure that financial operations within Earthy are smooth and well-integrated. They provide the necessary infrastructure for handling transactions, managing funds, and integrating various payment gateways like Stripe. This ensures that donations, staking, and other financial activities are processed efficiently and securely.
- **Community Partners:** Community partners help expand Earthy's market reach and foster engagement. By leveraging their networks and influence, they bring more users, donors, and projects into the Earthy ecosystem. This enhances the platform's visibility and encourages more widespread participation.
- **Layer 2 Blockchains:** Integrating Layer 2 solutions allows Earthy to scale more effectively and handle a higher volume of transactions. These partnerships bring additional token economies and support complex transaction handling, making the ecosystem more robust and capable of supporting large-scale philanthropic activities.
- **Developer Partners:** Developer partners collaborate on technological development and app integrations, bringing in expertise and innovative solutions. They contribute to building new features, improving existing ones, and ensuring that the Earthy app remains at the forefront of technological innovation.
- **Alliances:** Forming strategic alliances with other organizations helps Earthy broaden its impact and leverage collective expertise. These alliances provide additional resources, knowledge, and networks, enhancing Earthy's ability to achieve its mission.

Enhancement of Market Reach:

Enhancing market reach is crucial for Earthy to maximize its impact. Strategic collaborations, regulatory compliance, brand exposure, and community engagement are key strategies that integrate into the Earthy ecosystem, blockchain, and app, driving broader adoption and deeper engagement.

Strategy	Benefit
Strategic Collaborations	Extends Earthy's functionality and market penetration.
Regulatory Compliance	Strengthens adherence to legal standards.
Brand Exposure	Increases awareness and visibility through partner networks.
Community Engagement	Enhances interaction and support within the philanthropic ecosystem.
Layer 2 Integration	Improves scalability and supports complex transaction handling.
Developer Alliances	Enhances technological capabilities and fosters innovation.

Detailed Integration and Benefits:

- **Strategic Collaborations:** These partnerships allow Earthy to extend its functionality and market penetration by combining resources and expertise. By integrating partner technologies and networks, Earthy enhances its offerings and reaches a wider audience. This leads to more projects onboarded, more users engaged, and greater overall impact.
- **Regulatory Compliance:** Ensuring that Earthy complies with legal standards is vital for its sustainability. Regulatory partners help integrate compliance mechanisms within the blockchain and app, ensuring all activities meet required standards. This builds credibility and trust, essential for attracting institutional donors and large-scale projects.
- **Brand Exposure:** Partner networks provide platforms for Earthy to increase its visibility and awareness. By leveraging these networks, Earthy can reach new potential donors, project initiators, and users, driving growth and engagement. Brand exposure through reputable partners also enhances Earthy's reputation and credibility.
- **Community Engagement:** Engaging the community is critical for Earthy's success. Community partners help integrate social and engagement tools within the app, fostering a vibrant ecosystem where users can collaborate, share ideas, and support each other. This creates a supportive environment that drives sustained participation and impact.
- **Layer 2 Integration:** Integrating Layer 2 solutions improves Earthy's scalability and transaction handling capabilities. This allows the platform to support a larger number of users and projects without compromising on speed or security. The enhanced scalability also makes it possible to handle more complex transactions and interactions.
- **Developer Alliances:** Collaborating with developers brings continuous technological enhancements to the Earthy ecosystem. These alliances ensure that the platform stays innovative, incorporating the latest advancements in blockchain technology and app development. This attracts more developers to build on Earthy, expanding its functionality and impact.

WINS FOR EVENTS, EARTHY, AND PEOPLE

Introduction: Earthy's partnerships extend to organizing and supporting events, which serve as critical touchpoints for community engagement, brand exposure, and fundraising. These events benefit Earthy, its partners, and the wider community by fostering a collaborative and impactful environment.

Detailed Integration and Benefits:

- **Events Win:** By supporting events focused on worthy causes, Earthy helps these events earn more money and offer tax write-offs to attendees. This not only attracts more participants but also ensures that the events are financially successful, contributing to the sustainability of philanthropic activities.

- **Earthy Wins:** Earthy gains brand exposure through event partnerships, which helps in strengthening its impact and outreach. By being associated with successful events, Earthy can showcase its platform's capabilities and attract more users, donors, and projects.
- **People Win:** Donors, sponsors, and attendees benefit from tax write-offs and the satisfaction of contributing to positive change. This creates a positive feedback loop where more individuals are motivated to participate in philanthropic activities, thereby increasing the overall impact.

In Summary, Earthy's strategic partnerships are pivotal in driving the platform's success. By leveraging these collaborations, Earthy ensures comprehensive market penetration, regulatory adherence, and enhanced community impact. This multi-faceted approach underscores Earthy's commitment to creating a sustainable and impactful philanthropic ecosystem. Through detailed integration of partner contributions, market reach strategies, and community engagement initiatives, Earthy is poised to lead a transformative shift in global philanthropy.

Sustainability Challenges in Crypto Public Goods: Earthy recognizes the sustainability challenges faced by crypto public goods projects. To address these challenges, Earthy has implemented a self-sustaining model that leverages network fees as a primary funding source. This model reduces reliance on external grants and ensures the long-term viability and growth of Earth's ecosystem. Additionally, Earthy continuously evaluates and optimizes its economic model to maintain sustainability and support the development of public goods on its platform.

SUSTAINABILITY / CORPORATE RESPONSIBILITY

Being a leader at the forefront of sustainability and impactful endeavors, Earthy recognizes the critical importance of sustainability and corporate responsibility. Our commitment to these principles is deeply embedded in our operations and is integral to our mission of creating a sustainable and impactful philanthropic ecosystem. This section details our sustainability commitments, social impact initiatives, sustainable growth plans, and our efforts to provide public good and environmental impact.

SUSTAINABILITY COMMITMENT

Earthy is dedicated to promoting sustainable practices across its operations. This includes adopting eco-friendly technologies, reducing carbon emissions, and implementing waste reduction strategies. Earthy prioritizes sustainability in its decision-making processes and strives to be a leader in environmental stewardship within the blockchain industry.

- **Eco-Friendly Technologies:** Earthy integrates eco-friendly technologies within its blockchain and app to minimize environmental impact. This includes using energy-efficient algorithms and supporting renewable energy projects through our platform.
- **Carbon Emissions Reduction:** Through our Proof of Impact consensus mechanism, Earthy finances carbon offset projects directly. This ensures that our network not only

operates sustainably but also contributes positively to reducing global carbon emissions while generating verified carbon credits.

- **Waste Reduction Strategies:** Earthy implements waste reduction strategies in its operational practices, including promoting digital transactions and minimizing physical resource usage.

Benefits to the Ecosystem:

- **Enhanced Reputation:** Earthy's commitment to sustainability enhances its reputation among users, partners, and regulatory bodies.
- **Attracting Sustainable Projects:** By prioritizing sustainability, Earthy attracts projects and organizations that align with our environmental goals, creating a synergistic ecosystem focused on positive impact.
- **Regulatory Compliance:** Adhering to sustainability standards ensures compliance with environmental regulations, reducing legal risks and fostering trust.

SOCIAL IMPACT

Earthy recognizes its impact on society and actively works to create positive social change. This includes supporting initiatives that address social issues such as poverty alleviation, education accessibility, and healthcare improvement. Earthy's social impact initiatives are guided by principles of equity, diversity, and inclusivity, ensuring that its activities benefit marginalized and underserved communities.

Examples include:

- **Poverty Alleviation:** Earthy supports projects that aim to reduce poverty through economic empowerment, education, and resource distribution.
- **Education Accessibility:** Initiatives that enhance access to education, particularly in underserved regions, are a priority for Earthy.
- **Healthcare Improvement:** Earthy funds projects focused on improving healthcare access and outcomes for disadvantaged populations.

Benefits to the Ecosystem:

- **Increased Community Engagement:** By addressing social issues, Earthy fosters a more engaged and supportive community.
- **Diverse Participation:** Emphasizing equity, diversity, and inclusivity attracts a broad range of participants and projects, enriching the ecosystem.
- **Positive Societal Impact:** Earthy's social initiatives create tangible benefits for communities, reinforcing the platform's mission and values.

SUSTAINABLE GROWTH PLANS

Earthy's long-term sustainability strategies focus on responsible growth and resource management. This includes setting targets for renewable energy use, promoting ethical supply chain practices, and fostering partnerships with sustainable organizations. Earthy continually evaluates its operations to align with sustainability best practices and strives for continuous improvement in its corporate responsibility efforts.

- **Renewable Energy Use:** Earthy aims to power its operations and servers with renewable energy sources, reducing reliance on fossil fuels.
- **Ethical Supply Chain Practices:** Earthy promotes transparency and ethical practices within its supply chain, ensuring that all partners adhere to sustainability standards.
- **Sustainable Partnerships:** Collaborations with sustainable organizations enhance Earthy's impact and align with our commitment to environmental stewardship.

Benefits to the Ecosystem:

- **Operational Efficiency:** Sustainable practices improve operational efficiency and reduce costs in the long term.
- **Attracting Ethical Partners:** Ethical supply chain practices and renewable energy use attract like-minded partners and projects.
- **Enhanced Market Position:** Commitment to sustainable growth strengthens Earthy's position in the market, appealing to investors and users who prioritize sustainability.

PROVIDING PUBLIC GOOD AND ENVIRONMENTAL IMPACT

Introduction: Earthy is committed to serving as a public good by supporting projects aimed at public welfare and environmental conservation. The platform operates with a keen awareness of its environmental impact, minimizing its ecological footprint through sustainable practices. By promoting public good initiatives and contributing positively to environmental conservation, Earthy fulfills its mission of creating a more sustainable and empowered world for all.

- **Public Welfare Projects:** Earthy supports initiatives that provide essential services and improve the quality of life for communities.
- **Environmental Conservation:** Projects focused on conservation efforts, such as reforestation and biodiversity preservation, are integral to Earthy's mission.
- **Ecological Footprint Minimization:** Earthy continuously seeks ways to reduce its ecological footprint through innovative practices and technologies.

The Earthy Foundation

The Earthy Foundation is a 501c3 organization dedicated to addressing global environmental and humanitarian crises. Our mission is to partner with Festivals, Conferences, and events worldwide to create a positive impact. Through these partnerships, we offer tax write-offs to donors and sponsors, encouraging support for charitable causes while contributing to the cultural fabric of society.

Our approach creates a win-win scenario. By bringing in funds to the foundation, we can allocate the majority of these resources to event organizers, fostering collaboration and amplifying our impact. This partnership model enables Earthy to permeate society in a frictionless and effective manner, maximizing the reach and effectiveness of our initiatives.

All donations received by The Earthy Foundation are utilized as grants for diverse projects and developers within the Earthy ecosystem. This not only supports our nonprofit endeavors but also indirectly benefits our for-profit entity and token economy. By enhancing financial incentives for projects in the charitable sector that utilize our ecosystem, we foster innovation and sustainable growth in the philanthropic space.

Through The Earthy Foundation, we aim to catalyze meaningful change, empower communities, and create a brighter future for generations to come.

Conclusion

Earthy is more than just a project; it's a catalyst for global change, harnessing the power of blockchain, AI, and financial technology to drive social and environmental impact. Our mission is to revolutionize philanthropy by creating a unified and comprehensive ecosystem to tackle global challenges effectively.

Earthy's vision is to become the first widely adopted, next-generation web3 platform that empowers individuals and organizations worldwide to address critical issues. By integrating a Layer-1 blockchain with a suite of innovative applications, Earthy ensures that philanthropic efforts are more efficient and impactful than ever before.

History of the Business

Earthy was started 9 months ago with the goal to help people around the world and create a platform which unites and empowers individuals to take action in their local areas to make a difference, since then Earthy has worked tirelessly with its team to create world changing products based off of feedback from various environmental and charitable organizations, distilling down how exactly technology could be used to better serve and assist them.

Since then they have developed an entire layer one blockchain network as well as the beta of the application, proving they are not only capable of developing but also very resourceful and dedicated to the mission and vision of the project.

As of recently they realized in order for the project to get the traction and momentum it needs, it needs to raise a lot more funding than it currently has.

The Company's Products and/or Services

Product / Service	Description	Current Market
List the Product or service offered by the company	Brief description of what the business offers	0
Layer One Blockchain	It offers a financial ecosystem which will help fund various environmental humanitarian and charitable initiatives around the world	0
Earthy App	An application designed to connect people together through social media to donate, volunteer and take action in their local communities.	0

Describe any anticipated products/services being developed/tested and their markets, and if they will completed or introduced using the proceeds of the offering

No

Competition

The Company's primary competitors are:

DollarDonationClub:

Focuses on analyzing 501c3 and non-profit projects to evaluate impact per dollar donated.

Earthy automates the process, empowering both organizations and individuals to manage project life cycles through an end-to-end marketplace of goods and services. It utilizes AI for social media to calculate project performance, democratizing project management beyond organizations.

Kickstarter:

A crowdfunding platform for various causes lacking transparency in fund allocation.

Earthy enhances fundraising effectiveness through community building, social media AI, and blockchain while providing full transparency into fund allocation for donors to track and trace donated funds.

Give.eth:

A crowdfunding platform for charitable and humanitarian projects allowing fund tracking per project but lacking social media virality and algorithmic support.

Earthy offers social media virality, AI algorithms, and its own blockchain network to enhance project visibility and effectiveness. It also funds developers of applications changing the world.

Solana, Algorand, Hedera:

Focus on reducing carbon footprint through purchasing carbon credit offsets.

Earthy acts as a bridge between web3 and the global population, aiming to impact 100% of humanity by encouraging developers to build applications that change the world. It also funds these developers, creating a wide-reaching impact.

Supply Chain and Customer Base

Customers of the Earthy application are anyone looking to get involved in their local communities, and solve environmental societal and humanitarian issues and make a difference.

Also non profit organizations and other initiatives making a difference that would like to raise funding, build community and awareness of the issues they are representing and to have a platform which manages the entire orchestration process.

The company is dependent on the following major suppliers: none

The company is dependent on the following major customers: none

Intellectual Property

Trademarks

The Company is dependent on the following intellectual property:

List and describe any Patents, Trade Marks, Copyright Registrations, Licenses, Franchise agreements, Trade secrets, including registration/application numbers

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
Patent NO. 63/646,019	NA	Patent NO. 63/646,019	05/13/2024	05/22/2024	US

Other
Describe any material history such as bankruptcy, stock split, merger, acquisition or significant change to the business

NA

If the company is controlled by a managing entity, then provide name and contractual terms

NA

Governmental/Regulatory Approval and Compliance

We are not subject to any special government regulations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The Company is not operated by a managing entity.

Other

The Company's principal address is 6039 Collins Ave apt 311

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$250,000
Estimated Attorney Fees	5.00%	$2,500	5.00%	$250,000
Estimated Accountant/Auditor Fees	5.00%	$2,500	5.00%	$250,000
General Marketing	25.00%	$12,500	30.00%	$1,500,000
Research and Development	20.00%	$10,000	20.00%	$1,000,000
Future Wages	10.00%	$5,000	10.00%	$500,000
Repayment of Debt	0.00%	$0	0.00%	$0
General Working Capital	30.00%	$15,000	30.00%	$1,500,000
Total	**100.00%**	**$50,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Upon company discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the entity are listed below along with all positions and offices held at the entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Samuel David Singer

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Managing the entire company, raising funds, sculpting the product vision and making hiring decisions.

Education
College Dropout

Name
Daniel Round

All positions and offices held with the Company and date such position(s) was held with start and ending dates
COO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
BlockChain Executive and Founder, Product Licensing Director, Technologies Project Manager.

Education
Bachelors in Organizational Leadership, Project management
Bachelors in Information Technology

Name
Gregory Scott Bayless
All positions and offices held with the Company and date such position(s) was held with start and ending dates

As Chief Strategy Officer/Director, responsible for overseeing and shaping the strategic direction of Earthy, ensuring operations are aligned with vision and mission to solve humanitarian and environmental crises, while working with the CEO and executive team to craft long-term strategic plans, identify and evaluate new opportunities in the market, and work with stakeholders to refine our approach and achieve our goals.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Self-Employed/Retired, conducting in-depth independent research into the evolving fields of blockchain and cryptocurrencies, focusing on applications and strategies across various industries, including philanthropy.
Earthy, Chief Operating Officer: July 2023 to Present

Education
B.A. in English Literature with focus on Literary Criticism
Harvard OPM Graduate

Officers

Name
Leith Shankland

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Financial Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Head of Finance AngelBlock (2022-present)
AVP Finance MUFG Securities EMEA (2019-2022)

Education
Member of South African Institute of Chartered Accountants (SAICA) Professional number: 30685364
Post graduate diploma in Accounting Science UNISA

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 11 employees.

Name
Branimir Malesevic

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Blockchain Developer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Core protocol engineer, mainly working on smart contracts and consensus layer, DevOps automating deployments

Education
BSc Computer Science

Name
Stylianos Kampakis

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Tokenomics and AI Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
AI engineer, and tokenomics designer

Education
PhD Computer Science

Name
Pankaj Chaudhary

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Senior Blockchain Engineer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Polkadot blockchain engineer, mainly working on creating the L1 blockchain on the polkadot ecosystem. responsible for designing, development and deployment of the L1 blockchain. Last three years I have worked on the same with Master Ventures, Analog and JUR.

Education
Bachelors in Computer Science

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities at 15 April 2024:

Type of security	Common Stock
Amount outstanding	2,883,500
Voting Rights	Pro-Rata voting rights
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities s issued pursuant to Regulation CF	No Limitations
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	100%

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Samuel Singer	81.33%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

To date, funding has been received from various investors.

After the offering, we should have enough liquidity to execute our business plan for 2024-2025. Our main challenge is to:
Build community and awareness for the platform, complete our security audit and pay people to dedicate their full attention and time to the project.

The Company intends to achieve profitability within the next 12 months by taking the following steps:

Gaining users on the earthy application and having those users donate and complete other financial transactions in the earthy ecosystem all of which Earthy will get a cut off.

Liquidity and Capital Resources

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

The Company does not intend to make any material changes to its business operations in the near future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment.

Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,000,000 Units of SAFE-T Instrument (Simple Agreement for Future Equity and Tokens) for up to $5,000,000. The Company is attempting to raise a minimum amount of $50,000 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 10 , 2025 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000 (the "Maximum Amount") and the additional Securities will be allocated on a Pro-rata basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Bank Vista until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $1,000.

The Offering is being made through ChainRaise, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
None

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and the SAFE-T instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this Offering (if the Minimum Amount is sold), our authorized Common Stock shares will consist of 15,000,000 ; and issued shares consist of 2,883,500.

At the initial closing of this Offering (if the Minimum Amount is sold), the Common Stock shares will remain unchanged at 2,883,500.

On the occurrence of a trigger event, a $1,000 investment will amount to:

- Number of Tokens = 500 USD / $0.275 = 1818.18(will round to nearest whole token based on units of SAFE-T purchased)
- Number of Shares = 500 USD / $1.833 = 272.77 (will round to nearest whole share based on units of SAFE-T purchased)

Not Currently Equity Interests
The Securities, when initially issued, will not be equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Investors to any dividends.

Events

Liquidity Event. If there is a Liquidity Event before the termination of this SAFE-T, this SAFE-T will automatically be entitled (subject to the liquidation priority set forth in Section 1(e) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the

"**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

Token Generation Event (sometimes referred to herein as the "ICO"). On the Initial Token Generation Date, provided it takes place before the expiration or termination of this Agreement, the Issuer will automatically issue to the Purchaser a number of units of the Token set forth above, which shall be equal to the Purchaser's Investment divided by the Token Price; provided that, in connection with and prior to the issuance of Tokens by the Company to the Purchaser pursuant to this Section.

(i) The Purchaser will execute and deliver to the Company or the Issuer any and all other transactional documents related to this Agreement, including at the Issuer's option a purchase agreement that will provide that the issuance of the Tokens is without recourse.

(ii) The Purchaser will provide to the Issuer a public cryptocurrency wallet address to which the Issuer may deliver Tokens after the anticipated Token Generation Event, disbursed in accordance with the seed round schedule described in the Earthy Tokenomics Report or similar documentation. For the avoidance of doubt, the public wallet address must be under the direct or indirect control of the Purchaser and shall not be under the control of a third-party.

Dissolution Event. If there is a Dissolution Event before the termination of this SAFE-T, he Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(c) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. Further, if the is a Dissolution Event before the Token Generation Event, to the extent funds are available from the proceeds of all Investments, the Company will pay an amount equal to the Investment (the "Returned Investment"), which shall be due and payable to the Purchaser immediately prior to, or concurrent with, the consummation of the Dissolution Event. For the avoidance of doubt, funds from business operations of the Company other than the proceeds received from Purchaser under this Agreement shall not be available for the Returned Investment. Where the amount of funds available for all Returned Investments is less than that which would be required to make the Returned Investment to all Purchasers, the Company will make Returned Investments pro rata to all purchasers under this and other SAFE-T agreements, which distributions shall take priority over any distributions to officers, directors, advisors, managers or other persons or firms affiliated with the Company or the Issuer. Any Returned Investment amounts shall be in U.S. Dollars or stablecoin equivalent.

Liquidation Priority. In a Liquidity Event or Dissolution Event, this SAFE-T is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

On par with payments for other SAFE-Ts and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFE-Ts and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFE-Ts and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

 Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFE-Ts and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

Termination. This SAFE-T will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE-T) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this SAFE-T under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

All Payments Final: Except as otherwise provided for in this Agreement, all payments referred to herein shall be deemed final and non-refundable to the Purchaser under any circumstances whatsoever.

No "MFN" Amendment Rights.

The Company and/or the Issuer may offer SAFE-T Agreements in multiple rounds and on different terms. No prior or subsequent SAFE-T Agreement offered or entered into by the Issuer at any time shall create any rights whatsoever in the Purchaser, nor shall the Issuer be required to provide notice of any such SAFE-T Agreement or its terms and conditions, whether or not reasonably requested by the Purchaser. For the avoidance of doubt, in the event the Purchaser determines that the terms of another SAFE-T Agreement are preferable to the terms of this Agreement, the Company is under no obligation to the Purchaser to amend and restate the terms of this Agreement in any manner whatsoever.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Earthy Inc
_____
(Issuer)

Samuel David Singer
_____
(Name)

CEOCEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/ S Samuel David Singer
_____
(Signature)

Samuel David Singer
_____
(Name)

CEO
_____
(Title)

07/11/2024
_____
(Date)

/ S Daniel Round

_____
(Signature)

Daniel Round

_____
(Name)

COO

_____
(Title)

07/11/2024

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   SAFE-T Agreement
Exhibit C   Video Transcription

EXHIBIT A

Financial Statements

.

EARTHY, INC.
AUDITED FINANCIAL STATEMENTS

For the year ended as of

December 31, 2023

Earthy, Inc.

Financial Statements

For the year ended 2023

Index to Audited Financial Statements

Table of Contents	**Page**
Independent Auditor's Report	3
Balance Sheet	4
Income Statement	5
Changes in Equity Statement	6
Cash Flow Statement	7
Notes to the Financial Statements	8



INDEPENDENT AUDITOR'S REPORT

June 12, 2024

The Board of Directors

Earthy, Inc.

6039 Collins Ave Apt 311

Miami Beach, Florida 33140

REPORT ON FINANCIAL STATEMENTS

We have audited the consolidated balance sheets of Earthy, Inc. as of December 31, 2023 and the related statements of operations, changes in owner's equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted the audit in accordance with generally accepted auditing standards as accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatements of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

3



An audit also includes evaluating appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Earthy, Inc. as of December 31, 2023, and the results of operations, changes in owner's equity and cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Amjad Abu Khamis

Certified Public Accountant, NH 08224
AAK CPA LLC
30 N Gould ST STE R
Sheridan, WY 82801
646-689-4725
amjad@aak-cpa.com

Earthy, Inc.

Balance Sheet Statement

As of December 31, 2023

ASSETS	2023
Current Assets	
Checking Accounts	1,596
Total Current Assets	**1,596**
TOTAL ASSETS	**1,596**
LIABILITIES AND EQUITY	
Liabilities	-
Total Liabilities	-
Equity	
Common Stock (total 2,883,500 shares issued and outstanding)	288
Additional Paid-In Capital	22,312
Retained Earnings	(21,004)
Total Equity	**1,596**
TOTAL LIABILITIES AND EQUITY	**1,596**

The accompanying notes are an integral part of these financial statements

Earthy, Inc.

Income Statement

For the year ended as of December 31, 2023

	2023
Revenues	-
Less Operating Expenses	
Legal and Professional Fees	(20,513)
Dues and Subscriptions	(305)
General and Administrative	(216)
Total Operating Expenses	**(21,034)**
Non-Operating (Expense) Income	
Bank Reimbursements	30
Net Income (Loss)	**(21,004)**

The accompanying notes are an integral part of these financial statements

Earthy, Inc.

Statement of Changes in Equity

For the year ended as of December 31, 2023

	Common Shares	Additional Paid-In Capital	Retained Earnings	Equity Balance
Equity Balance as of May 25, 2023	-	-	-	-
Issued Stick During 2023	288	22,312	-	22,600
Net (Loss) During 2023	-	-	(21,004)	1,596
Equity Ending Balance as of December 31, 2023	**288**	**22,312**	**(21,004)**	**1,596**

The accompanying notes are an integral part of these financial statements

Earthy, Inc.

Statement of Cash Flow

For the year ended as of December 31, 2023

OPERATING ACTIVITIES	2023
Net Income (Loss)	(21,004)
Adjustments to Reconcile Net Income to Net Cash provided by operations:	-
Net cash flow by operating activities	**(21,004)**
INVESTING ACTIVITIES	**-**
FINANCING ACTIVITIES	
Common Shares	288
Additional Paid-In Capital	22,312
Net cash provided by financing activities	**(21,004)**
NET CASH INCREASE (DECREASE) FOR PERIOD	**1,596**
Cash at the beginning of the period	-
CASH AT END OF PERIOD	**1,596**

The accompanying notes are an integral part of these financial statements

Earthy, Inc.

Notes to the Financial Statements

As of December 31, 2023

1.   DESCRIPTION OF THE BUSINESS

Earthy Inc. was formed on May 25, 2023 in the state of Wyoming. Earthy is dedicated to revolutionizing global philanthropy by utilizing blockchain and AI technologies to empower individuals and organizations worldwide.

Our mission is to provide robust economic and technological tools that simplify and enhance the effectiveness of local and global humanitarian and environmental efforts. By enabling transparent and impactful action, Earthy supports nonprofits, impact organizations, and individuals in orchestrating successful projects that deliver meaningful change and aid to communities in need.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1.   Basis of Presentation

The Company has earned no revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of the Company's inception.

2.2.   Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.3.   Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

8

Earthy, Inc.

Notes to the Financial Statements

As of December 31, 2023

2.4.   Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts.

2.5.   Going Concern

The company is a start-up and funding its operational expenses from the financing activities. Management plans to include plans to raise additional equity financing. However, there can be no assurance that the company will be successful in obtaining sufficient equity financing on acceptable terms, if at all.

Failure to generate sufficient revenues, achieve planned gross margins, control operating costs or raise sufficient additional financing may require the Company to modify, delay or abandon some of its planned future expenditures, which could have material adverse effect on the company's business, operating results, financial condition and ability to achieve its intended business objectives. These circumstances raise substantial doubt about the Company's ability to continue as going concern for a reasonable period of time.

2.6.   Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

3.   **NET EQUITY**

The company is authorized to issue 10,000,000 shares of common stock at $0.0001 par value and 1,000,000 shares of preferred stock at $0.0001 par value. The company has 2,883,500 shares issued and outstanding as of December 31, 2023.

EXHIBIT B

SAFE-T Agreement

.

NOTICE TO RESIDENTS OF THE UNITED STATES

THE OFFER AND SALE OF THIS SECURITY INSTRUMENT HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

NOTICE TO RESIDENTS OF CANADA

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT THE ISSUER BECOMES A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY.

NOTICE TO RESIDENTS OF CHINA

THE RIGHTS ARE NOT BEING OFFERED OR SOLD AND MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, WITHIN THE PEOPLE'S REPUBLIC OF CHINA (FOR SUCH PURPOSES, NOT INCLUDING THE HONG KONG AND MACAU SPECIAL ADMINISTRATIVE REGIONS OR TAIWAN), EXCEPT AS PERMITTED BY THE SECURITIES AND OTHER LAWS AND REGULATIONS OF THE PEOPLE'S REPUBLIC OF CHINA

NOTICE TO RESIDENTS OF THE UNITED KINGDOM

IN THE UNITED KINGDOM THIS DOCUMENT IS BEING DISTRIBUTED ONLY TO, AND IS DIRECTED ONLY AT (AND ANY INVESTMENT ACTIVITY TO WHICH IT RELATES WILL BE ENGAGED ONLY WITH): (i) INVESTMENT PROFESSIONALS (WITHIN THE MEANING OF ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 AS AMENDED (THE ''**FPO**'')); (ii) PERSONS OR ENTITIES OF A KIND DESCRIBED IN ARTICLE 49 OF THE FPO; (iii) CERTIFIED SOPHISTICATED INVESTORS (WITHIN THE MEANING OF ARTICLE 50(1) OF THE FPO); AND (iv) OTHER PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS ''RELEVANT PERSONS'').

THIS DOCUMENT HAS NOT BEEN APPROVED BY AN AUTHORISED PERSON. ANY INVESTMENT TO WHICH THIS DOCUMENT RELATES IS AVAILABLE ONLY TO (AND ANY INVESTMENT ACTIVITY TO WHICH IT RELATES WILL BE ENGAGED ONLY

WITH) RELEVANT PERSONS. THIS DOCUMENT IS DIRECTED ONLY AT RELEVANT PERSONS AND PERSONS WHO ARE NOT RELEVANT PERSONS SHOULD NOT TAKE ANY ACTION BASED UPON THIS DOCUMENT AND SHOULD NOT RELY ON IT. IT IS A CONDITION OF YOU RECEIVING AND RETAINING THIS DOCUMENT THAT YOU WARRANT TO THE COMPANY, ITS DIRECTORS, AND ITS OFFICERS THAT YOU ARE A RELEVANT PERSON.

REGULATION CF SIMPLE AGREEMENT FOR FUTURE EQUITY AND TOKENS

Issued By: EARTHY, INC.

For: **EARTHY TOKENS (X) AND X PERCENT (X%) EQUITY IN EARTHY, INC.**

Investment Amount:	$ X.XX USD		
Purchase Price Per Token:	$ 0.275 USD	Purchase Price Per Share/Unit:	$ 1.833 USD
Number of Tokens:	(0.275*X.XX)/ 2	Number of Shares:	(1.833*X.XX)/ 2

THIS SIMPLE AGREEMENT FOR FUTURE EQUITY PLUS TOKENS (the "**Agreement**"), dated as of April 20, 2024, certifies that in consideration of the payment of $X USD or cryptocurrency stablecoin equivalent (the "**Payment**") by Purchaser (the "**Purchaser**"), an individual and/or corporation having an address of receipt of which is hereby acknowledged by Earthy, Inc. , a Wyoming C-Corporation (the "**Company**"), directly or indirectly through a subsidiary (collectively, the "**Issuer**"), hereby grants to the Purchaser the right to receive X (X%) equity in the Company as well as X units of Earthy Tokens (tentative symbol $ERTH) to be issued by the Issuer (the "**Token(s)**"), subject to the terms set forth below.

1. **Events.**

(a)   **Liquidity Event**. If there is a Liquidity Event before the termination of this SAFE-T, this SAFE-T will automatically be entitled (subject to the liquidation priority set forth in Section 1(e) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(b)   **Token Generation Event** (sometimes referred to herein as the "ICO"). On the Initial Token Generation Date, provided it takes place before the expiration or termination of this Agreement, the Issuer will automatically issue to the Purchaser a number of units of the Token set forth above, which shall be equal to the Purchaser's Investment divided by the Token Price; provided that, in connection with and prior to the issuance of Tokens by the Company to the Purchaser pursuant to this Section.

(i) The Purchaser will execute and deliver to the Company or the Issuer any and all other transactional documents related to this Agreement, including at the Issuer's option a purchase agreement that will provide that the issuance of the Tokens is without recourse.

(ii) The Purchaser will provide to the Issuer a public cryptocurrency wallet address to which the Issuer may deliver Tokens after the anticipated Token Generation Event, disbursed in accordance with the seed round schedule described in the Earthy Tokenomics Report or similar documentation. For the avoidance of doubt, the public wallet address must be under the direct or indirect control of the Purchaser and shall not be under the control of a third-party.

(c)   **Dissolution Event**. If there is a Dissolution Event before the termination of this SAFE-T, he Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(c) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. Further, if the is a

Dissolution Event before the Token Generation Event, to the extent funds are available from the proceeds of all Investments, the Company will pay an amount equal to the Investment (the "Returned Investment"), which shall be due and payable to the Purchaser immediately prior to, or concurrent with, the consummation of the Dissolution Event. For the avoidance of doubt, funds from business operations of the Company other than the proceeds received from Purchaser under this Agreement shall not be available for the Returned Investment. Where the amount of funds available for all Returned Investments is less than that which would be required to make the Returned Investment to all Purchasers, the Company will make Returned Investments pro rata to all purchasers under this and other SAFE-T agreements, which distributions shall take priority over any distributions to officers, directors, advisors, managers or other persons or firms affiliated with the Company or the Issuer. Any Returned Investment amounts shall be in U.S. Dollars or stablecoin equivalent.

(d)   **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this SAFE-T is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other SAFE-Ts and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFE-Ts and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFE-Ts and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFE-Ts and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e)   **Termination**. This SAFE-T will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE-T) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this SAFE-T under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

(f)   **All Payments Final**: Except as otherwise provided for in this Agreement, all payments referred to herein shall be deemed final and non-refundable to the Purchaser under any circumstances whatsoever.

2. Definitions.

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;

- Includes all Converting Securities;

- Includes all (i) issued and outstanding Options and (ii) Promised Options; and

- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Converting Securities**" includes this SAFE-T and other convertible securities issued by the Company, including but not limited to: (i) other SAFE-Ts; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding
Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Initial Token Generation Date**" means the actual initiation date of the Company's first Token Generation Event, sometimes referred to herein as the ICO date.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;

- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;

Includes all Converting Securities, **other than** any SAFE-Ts and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as converted" payments; and

- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

"**Network Launch**" means the first date on which the Tokens issued during the Initial Token Generation Event can be used to engage in transactions on the Network selected by the Issuer for such transactions.

"Options" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"Proceeds" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"Promised Options" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"SAFE-T" means an instrument containing a future right to shares of Capital Stock and digital asset tokens, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this SAFE-T" mean this specific instrument.

"SAFE-T Preferred Stock" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the SAFE-T Price; and (ii) the basis for any dividend rights, which will be based on the SAFE-T Price.

"SAFE-T Price" means the price per share as defined in the table contained in this Agreement.

"Standard Preferred Stock" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"Token Generation Event" means the Company's offer and sale of immediately deliverable Tokens to persons other than persons who control, are controlled by, or are under common control with the Company. For the avoidance of doubt, the commencement date of an Initial Coin Offering of the Token shall be deemed a Token Generation Event for purposes of this Agreement.

"Unissued Option Pool" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a

Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. No "MFN" Amendment Rights.

The Company and/or the Issuer may offer SAFE-T Agreements in multiple rounds and on different terms. No prior or subsequent SAFE-T Agreement offered or entered into by the Issuer at any time shall create any rights whatsoever in the Purchaser, nor shall the Issuer be required to provide notice of any such SAFE-T Agreement or its terms and conditions, whether or not reasonably requested by the Purchaser. For the avoidance of doubt, in the event the Purchaser determines that the terms of another SAFE-T Agreement are preferable to the terms of this Agreement, the Company is under no obligation to the Purchaser to amend and restate the terms of this Agreement in any manner whatsoever.

4. Company Representations and Disclaimers.

(a) The Company is a limited company organized and existing under the laws of Wyoming. The Issuer will be an entity in a jurisdiction yet to be determined and will be wholly owned by the Company. At the time of the Token Generation Event, the Issuer will be duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and will have the power and authority to issue the Tokens and otherwise lawfully conduct its business

(b) The execution, delivery and performance by the Company of this Agreement is within the power of the Company and, other than with respect to the actions to be taken when Tokens are to be issued to the Purchaser, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Agreement do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Agreement, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

(e) The Company makes no warranty or representation concerning the final ICO price or the current or future value of the Tokens or the availability of a market for their trade or resale; provided, however, if the published ICO price is changed from the amount set forth in the forepart of this Agreement, the applicable discount rate shall be applied to the Tokens to be issued to Purchaser and the quantity issued to Purchaser shall be adjusted accordingly.

(f) The above representations shall be equally applicable to the Issuer on or before the date of the Token Generation Event.

5. Purchaser Representations and Acknowledgments.

(a) The Purchaser has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes a valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Purchaser is: (i) an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act; (ii) an eligible person listed under Rule 701(c) of the Securities Act; or (iii) not a U.S. person or entity within the meaning of Rule 902 of Regulation S under the Securities Act. The Purchaser has been advised that this Agreement has not been registered under the Securities Act, or any state securities laws and, therefore, the Purchaser's interest cannot be resold unless registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Purchaser is making this investment for its own account for investment, not as a nominee or agent, and not with a view to the resale or further assignment distribution thereof, and the Purchaser has no present intention of selling, granting any participation in, or otherwise assigning or hypothecating the same. The Purchaser has such knowledge and experience in financial, digital assets and business matters that the Purchaser is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Purchaser's financial condition and is able to bear the economic risk of such investment for an indefinite period of time. The Purchaser further represents that it has been provided the opportunity to ask the Company questions, and where applicable, has received answers from the Company, regarding the Offering and this Agreement.

(c) The Purchaser is an entity, duly formed in (X) indicated in the forepart of this Agreement.

(d) The Purchaser acknowledges that the Token ICO price has been or will be arbitrarily set by the Issuer and that no representation or warranty whatsoever is made by any party concerning the value or price of the Tokens, either as of the ICO date or in the future. The Purchaser understands and agrees that the liquidity and price of the Tokens will ultimately be determined by the marketplace, and that their value may be impacted by any and all risk factors that can affect a start-up business.

(e) The Purchaser agrees to be bound by any affirmation, assent or agreement that it transmits to the Company or the Company's affiliates by computer or other electronic device, including internet, telephonic and wireless devices, including, but not limited to, any consent it gives to receive communications from the Company or any of the Company's affiliates solely through electronic transmission. The Purchaser agrees that the Company and any of the Company's affiliates may send the Purchaser electronic copies of any and all communications associated with its purchase of Tokens.

6. Miscellaneous.

(a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Purchaser.

(b) Any notice required or permitted by this Agreement will be deemed sufficient when sent by email to the relevant address listed on the signature page, as subsequently modified by written notice.

(c) The Purchaser is not entitled, as a signatory to this Agreement, to any equity interest whatsoever in the Company or the Issuer, including but not limited the right to vote or receive any financial or tax benefit therefrom.

(d) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Purchaser to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Purchaser, including, without limitation, any general partner, managing member, officer or director of the Purchaser, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Purchaser; and provided, further, that the Company may assign this Agreement in whole, without the consent of the Purchaser, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one

.

or more of the provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Agreement and the remaining provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of Wyoming, without regard to the conflict of laws provisions of such jurisdiction. If a provision of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect the validity or enforceability in other jurisdictions of that or any other provision of this Agreement.

IN WITNESS WHEREOF, the parties have signed this Agreement as of the (X) day of(X), 2024.

EARTHY, INC

By: _____
Samuel Singer, its CEO and Founder

(X), (please fill in)

By: _____
, (X)

EXHIBIT C

Video Transcript

.

Hey everyone, how's it going? I'm Sam Singer, the founder of Earthy. Today I'm going to be

walking through some of the tools that we've developed to help solve environmental,

humanitarian, and social issues across the globe. Earthy is redefining charity and philanthropy

by providing tools to regular people to champion causes in their local communities and make a

difference. And today I'm going to be showing you some of these tools and how they work. So

here is the created a project on this app called Feed Ghana's Kids. This is just an example

demonstration of a project, but all the same things would apply for a real project. And so what

Earthy allows you to do is create posts similar to other social platforms where I can educate my

community and update them about how the project is going.

It allows me to create what's known as tasks where I can assign specific tasks to people in the

community to complete whether they're paid or volunteer tasks. I can find the right talent and

people for the job so that I can get my project done effectively. And there's another thing that I

can do on Earthy, which is create events and also sell tickets to events. And these events can

be virtual or in-person events depending on the circumstance. And so Earthy is providing tools

that make projects very easy to manage and organize and execute, as well as raising funds for

these projects across the globe. And so today I'm going to show you an example of what a

virtual meeting would look like. And I can see here that our friends are diligently working on the

project.

And there they are, there they are, sitting and hanging out. And so this is something that you

could use as a tool to connect friends and people all over the world to better communicate and

organize. I'm going to disconnect from this meeting here and show you what it's like to complete

a task. So I'm going to switch to this alternate account here. And as you can see here, there's

this task where I can volunteer cook for kids. I'm going to go ahead and apply to this task and

say, hey, I can finish this task by Thursday at 430. And I am a great cook. Please let me help.

I'm going to submit this task request. Great. And I'm going to switch back to the account which has the project.

And I'm going to look here and see the task request. And I can now accept this task request. And in this circumstance, it's a volunteer task. But the same thing applies for paid tasks where I can actually pay individuals money which is stored in all the information and data about when and how and why I paid that person is stored. We can create an audit trail and ensure that funds that are being donated are used appropriately. So I'm going to continue with this task and confirm him and now he's assigned to this task. And once he completes the task, there'll be a review and rating system, which allows for the credibility of our ecosystem to maintain itself. And

I can also make a donation to

a project using both fiat and cryptocurrencies. So I'm going to go through the process here where I'm just going to enter into this project and I'm going to donate from my card $2,500. Go through the process here, show you how it works. Centering in some information And as you can see, My donation has gone through and now the project has $2,400. Okay. The next thing I'm going to be talking about is the sort of monitoring and security, how products are approved. So when I want to create a new project, I basically would fill out this form information about the project. This is a user initiative, and there's also a way to submit information about nonprofit projects and legally established organizations, which is a little bit more in depth.

But once that information is submitted, a member of the Earthy team will be able to review the different projects which have been applied for, look at the information. There's also a KYC and KYB process for all new projects and people, and I can confirm that project into the ecosystem. So we have a pretty secure and gated community where we can trust that these projects are legitimate. There's going to be a bunch of other features which we're going to be rolling out on the platform before our launch in by the end of the year, or beta release in August. And that is team management tools and collaborating with other individuals on a project and making it easy for organizations to manage these projects, not just with individuals, but as a unit.

The other thing that we're going to be adding is the earthy banking and finance tools, where I can actually have my own earthy debit card, which will be attached to the project, which I I can use to buy any goods or things that I need from my project, all of which are tracked and traced and accounted for using our system. So anybody could see what you're spending funds for, for a project that you're raising money, which is great. It keeps everybody accountable and makes it so that you can trust that when you donate to projects, it's actually going to a good cause. I'm going to show you this, I can approve projects, I can ban users, I can report, block people. All of these things are capable.

So we're going to be developing this as well for scaling. We're going to be able to handle massive amounts of users. Now I'm showing you guys the layer one blockchain network, which is another key part of the financial ecosystem of what we're developing. And the layer one network allows users to earn money through our consensus process while supporting impact initiatives. And they can essentially take their money and stake it into these various impact projects. These impact projects receive a portion of the rewards that are staked into them. We can also enable the ability for people to stake not only into impact projects, but technical teams building applications on our network so that we provide developers of real world impact applications with a source of passive income, encouraging the development of real world impact apps on our network.

Earthy also provides immense amounts of real world data available on chain, whether it's species data, environmental data, carbon footprint data, compliance and legal data, energy market data. All of these things are available within our layer one ecosystem, which allows for developers to really seamlessly integrate their ideas and concepts from Web3 to the real world. We will also be releasing the beta of the application, which I demonstrated to you today in August as well. And we're going to be onboarding projects and users en masse onto the ecosystem in preparation for our production launch by the end of the year. So both the testnet and beta of the app will be in production versions and tradable and available on on public markets by the end of 2024, which is very exciting.

I'm very glad that you guys spent the time today to learn a little bit more about Earthy, and I can't wait to be the change with people just like you.